Filed by Leonardo DRS, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: RADA Electronics Industries Ltd.
Commission File No. 000-15375
Date: June 21, 2022

Leonardo DRS 2022 Company Overview Video Script
FORWARD-LOOKING STATEMENTS AND INFORMATION
This communication includes certain forward looking statements and forward looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 or the Israeli Securities Law, 1968 (as applicable) (collectively, “FLI”) to provide Leonardo DRS, Inc.(“DRS”) and RADA Electronics Industries Ltd. (“RADA”) stockholders with information about DRS, RADA and their respective subsidiaries and affiliates. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely”, “seek”, “aim”, “project” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this communication contains FLI pertaining to, but not limited to, information with respect to the following: the transaction and its potential benefits; future business prospects and performance; future returns; cash flows and enhanced margins; synergies; and leadership and governance structure.
Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results and outcomes to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the timing and completion of the transaction, including receipt of regulatory approvals and RADA stockholder approval and the satisfaction of other conditions precedent; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of RADA; the focus of management time and attention on the transaction and other disruptions arising from the transaction; the volatility of the international marketplace; DRS’s anticipated public listing on the NASDAQ and Tel-Aviv Stock Exchange upon the anticipated closing of the transaction; potential adverse reactions or changes to business, government or employee relationships, including those resulting from the announcement or completion of the transaction; general U.S., Israeli and global social, economic, political, credit and business conditions; changes in laws; regulations and government policies; changes in taxes and tax rates; customer, stockholder, regulatory and other stakeholder approvals and support; material adverse changes in economic and industry conditions; the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions; the ramifications of the Russia-Ukraine conflict, and other risks and uncertainties listed in DRS’s or RADA’s filings with the SEC, including under the heading “Risk Factors” in DRS’s most recently filed Annual Report on Form 10-K as such risk factors may be amended, supplemented or superseded from time to time by other filings with the SEC and under the heading “Risk Factors” in RADA’s most recently filed Annual Report on Form 20-F as such risk factors may be amended, supplemented or superseded from time to time.
We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by DRS and RADA with the U.S. Securities and Exchange Commission, including any prospectus, registration statement or other documents to be filed or furnished in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, DRS and RADA assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this communication is expressly qualified in its entirety by these cautionary statements.
About Leonardo DRS, Inc.
Leonardo DRS is a defense solutions provider, a leading technology innovator, and supplier of integrated products, services and support to military forces, the intelligence community, and defense contractors worldwide. The company is organized into Advanced Sensor and Computing and Integrated Mission Systems segments. Headquartered in Arlington, Virginia, Leonardo DRS is a wholly owned subsidiary of Leonardo S.p.A. See the full range of capabilities at www.LeonardoDRS.com and on Twitter @LeonardoDRSnews.
About RADA Electronics Industries Ltd.
RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets which include active military protection (SHORAD, C-RAM), counter-UAS missions, critical infrastructure protection and border surveillance.
ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT
DRS will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4, which will include a prospectus of DRS, and certain other documents in connection with the transaction. SHAREHOLDERS OF RADA ARE URGED TO READ THE PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DRS, RADA, THE TRANSACTION AND RELATED MATTERS. The registration statement and prospectus and other documents filed or furnished by DRS and RADA with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. Alternatively, stockholders will be able to obtain free copies of the registration statement, prospectus and other documents which will be filed or furnished with the SEC by DRS by contacting DRS at +1 877-538-0912 or 2345 Crystal Drive Suite 1000 Arlington, Virginia 22202.
NO OFFER OR SOLICITATION
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication does not constitute an offer of securities pursuant to the Israeli Securities Law, 1968, or a recommendation regarding the purchase of securities of RADA or DRS.
Voice Over:
Leonardo DRS is a leading mid-tier supplier of defense systems whose world-leading technology, ingenuity and people transformed the business into an international powerhouse.
It is a story that begins with the company’s vision—through innovative thinking, flexibility and agility -- and today provides critical solutions to strengthen our armed forces.
Leonardo DRS is at the very heart of America’s historic military modernization to supply U.S. and Allied forces with advanced, mission-focused technology.
Its products and services:
•Protect our men and women in uniform against attack from missiles, rockets and enemy drones;

•Enable our troops to detect threats and own the night with the world’s most advanced night vision sensors, lasers, and electronic warfare systems;
•Make sense of information to enable situational awareness with advanced network computing resources;
•And defend the American homeland with power and propulsion technology for US Navy ships and the nation’s highest priority defense modernization effort - the next-generation ballistic missile submarine.
Interview: Sandra Hodgkinson, Senior VP, Strategy Corporate Development
“Over the past several years we have strengthened our core business with investments in critical technologies and portfolio shaping to align ourselves with the fastest growing areas of the defense market.
Merging with an advanced tactical radar company, like RADA, improves our force protection capabilities and helps us transform into a leading provider of integrated multi-domain systems.
Together, DRS and RADA will define the future of sensing.”
Getting here took understanding and leadership.
Interview: Aaron Hankins, SVP/GM Leonardo DRS Land Systems Business
“For the US Army, we provided a solution that was highly configurable, had capabilities for growth. The threats on the battlespace continue to emerge and evolve, and this solution really gave the Army the maximum flexibility to not only handle current threats, but threats that might emerge in the future on the battlefield.”
By expanding its leadership in targeted areas of strength—Leonardo DRS has driven solid organic growth in revenue, profits and backlog - exceeding those across the defense industry.
Leonardo DRS separates itself from its competitors by anticipating the needs of its customers, and developing innovative, multi-domain defense products and technologies that are shaping the battlefield of the future for the U.S. military.
By placing its world-leading electro-optical and infrared sensors, lasers, and other advanced systems on the widest range of military platforms, the company is able to address both current and next-generation needs.
Today, Leonardo DRS is the number-one provider of battle management systems for U.S. military ground vehicles, and force protection systems to defend our vehicles and troops.
Bill Guyan – SVP/GM Leonardo DRS Land Electronics Business Unit
“Today with modern technologies, soldiers have to rely on the information they have and MFOCS provides a mission-critical set of hardware that goes into every vehicle that tells the soldiers where they are, where their buddies are, where the enemy is and allow them to message and call for help when they need it.”
The company is also a long-time supplier of power and propulsion technology for our naval fleets and a leading provider of weapons sights and targeting systems for the U.S. military.
Jerry Hathaway, SVP/GM, Leonardo DRS Electro-Optical and Infrared Systems Business Unit.
“Our technology is used in land, sea, air and even space. We are providing the eyes that allow them to make decisions to react to threats and protect with countermeasures. When you are out on the battlefield your life is on the line or your buddy’s life is on the line and you need to make quick decisions and we give them the capability to do that.”
At the core of Leonardo DRS’ advanced technology is its employees – innovative… driven… and dedicated to their mission of building life-saving technologies for the men and women of the Armed Services.

Their commitment makes them the engine inside a global enterprise focused today on the most critical areas of defense modernization.
As the story of its second half-century of success is written - Leonardo DRS will again be defined by its exceptionally talented people - and the protective technology they create for our armed services.
END